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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)<F*>


                       UNIFIED FINANCIAL SERVICES, INC.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                Not Applicable
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                                (CUSIP Number)

    Dr. Gregory W. Kasten               COPY TO:  David F. Morris, Esq.
    HEALTH FINANCIAL, INC.                        THOMPSON COBURN
    2353 Alexandria Drive, Suite 100              One Mercantile Center
    Lexington, Kentucky  40504                    St. Louis, Missouri  63101
    (606) 296-5678                                (314) 552-6000
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 8, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D
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CUSIP No.  Not applicable                            Page   2   of   5  Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Gregory W. Kasten
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>            (a)  / /
                                                                      (b)  / /

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3     SEC USE ONLY

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4     SOURCE OF FUNDS<F*>
      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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                        7     SOLE VOTING POWER
                              400,873.013
     NUMBER OF SHARES  --------------------------------------------------------
       BENEFICIALLY     8     SHARED VOTING POWER
         OWNED BY             -0-
           EACH        --------------------------------------------------------
         REPORTING      9     SOLE DISPOSITIVE POWER
          PERSON              400,873.013
           WITH        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      400,873.013
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES<F*>                                                           / /
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      30.3%
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14    TYPE OF REPORTING PERSON<F*>
      IN
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[FN]
                  <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 5



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CUSIP No.  Not applicable                            Page   3   of   5  Pages
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ITEM 1.    SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Unified Common Stock"), of Unified Financial Services, Inc., a Delaware corporation ("Unified"). The address of the principal executive offices of Unified is 431 North Pennsylvania Street, Indianapolis, Indiana 46204-1873.

ITEM 2.    IDENTITY AND BACKGROUND

(a)   Name:  Dr. Gregory W. Kasten

(b)   Residence address:  3320 Tates Creek Road, Lexington, Kentucky  40502.

(c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted:

      President and Chief Executive Officer of Health Financial, Inc. ("Health Financial"), a Kentucky corporation, wholly owned subsidiary of Unified and registered investment advisor, the principal business of which is providing investment advisory services to trusts, retirement plans, businesses and individuals located in Kentucky. The address of the principal executive offices of Health Financial is 2353 Alexandria Drive, Suite 100, Lexington, Kentucky 40504.

(d) Dr. Gregory W. Kasten has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Dr. Gregory W. Kasten has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:  United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 8, 1998, Dr. Gregory W. Kasten purchased 345 shares of the Series C 6.75% Convertible Preferred Stock, par value $.01 per share (the "Unified Preferred Stock"), of Unified. The funds for such purchase, $34,500, consists of personal funds of Dr. Kasten. Each share of Unified Preferred Stock is convertible at the option of the holder thereof and for no additional consideration into 135 shares of Unified Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION

Dr. Gregory W. Kasten purchased the securities to which this Amendment 1 to
Schedule 13D relates for investment purposes and not for the purpose of obtaining or exercising some measure of control over Unified.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) Dr. Gregory W. Kasten may be deemed to be the beneficial owner of 400,873.013 shares of Unified Common Stock, which includes 46,575 shares that could be received upon conversion of the Unified Preferred Stock, representing 30.3% of the 1,276,100 shares of such class issued and outstanding as of May 8, 1998.

(b) Dr. Gregory W. Kasten may be deemed to have sole voting and dispositive power with respect to 400,873.013 shares of Unified Common Stock, which includes 46,575 shares that could be received upon conversion of the Unified Preferred Stock, representing 30.3% of the 1,276,100 shares of such class issued and outstanding as of May 8, 1998.

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CUSIP No.  Not applicable                            Page   4   of   5  Pages
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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.



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CUSIP No.  Not applicable                            Page   5   of   5  Pages
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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      May 18, 1998                           /s/ Dr. Gregory W. Kasten
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          Date                                       Signature



                                              Dr. Gregory W. Kasten
                                        ----------------------------------
                                                    Name/Title